United States securities and exchange commission logo





                             May 2, 2023

       Lee Jacobson
       Chief Executive Officer
       Robot Cache US Inc.
       4330 La Jolla Village Drive, Suite 200
       San Diego, California 92122

                                                        Re: Robot Cache US Inc.
                                                            Post-Qualification
Amendment No. 4 to the Offering Statement on Form 1-A
                                                            Filed April 17,
2023
                                                            File No. 024-11954

       Dear Lee Jacobson:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 22, 2023 letter.

       Post-Effective Amendment No. 4 to the Registration statement on Form 1-A

       Mining--Earning IRON, page 24

   1. We note in your response to prior comment 2 that the NiceHash platform is limited to
                                                        "proof of work" mining.
Please revise your disclosure to remove Ethereum, as it now uses a "proof of stake"
model.
       Business Overview
       China, page 27

   2. You state that your exclusive partner, Zero and Ones located in China, will be seeking blockchain-based Web3
games on the Robot Cache Platform and that you will be adding forms of digital
currency and payment solutions. Please disclose the material terms of the
 Lee Jacobson
Robot Cache US Inc.
May 2, 2023
Page 2
      agreement and the forms of digital currency that will be accepted on the Robot Cache platform. Please also clarify whether as part of the new payment forms you will receive crypto assets and, if so, how you intend to transact with those crypto assets (i.e., hold them, liquidate them, use them, etc.). Refer to Item 7(a)(2) of Form 1-A.

       You may contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 or Jan Woo,
Legal Branch Chief, at 202-551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameLee Jacobson
                                                            Division of
Corporation Finance
Comapany NameRobot Cache US Inc.
                                                            Office of
Technology
May 2, 2023 Page 2
cc:       Gary Ross
FirstName LastName